                    Filed by Genzyme Corporation (Commission File No. 000-14680)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

  Subject Companies: Biomatrix, Inc. (Commission File No. 001-14221) and Genzyme
             Corporation's Surgical Products Division and Tissue Repair Division



[The following slide show presentation was delivered by Earl M. Collier, Jr. of Genzyme Corporation on March 7, 2000, at the 20th Annual Health Care Conference hosted by S.G. Cowen at The Marriott Copley Place Hotel, Boston, Massachusetts.]



SLIDE:

FORWARD-LOOKING STATEMENTS

   - This presentation includes forward-looking statements

   - Actual results may differ materially

   - Risk factors described in annual report on Form 10-K and other SEC filings

SOURCE OF IMPORTANT INFORMATION
-------------------------------------------------------------------------------
INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS RELATING TO THE MERGER TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT-PROSPECTUS AND OTHER DOCUMENTS FILED BY GENZYME AND BIOMATRIX WITH THE COMMISSION MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE COMMISSION'S WEB SITE (www.sec.gov). THE JOINT PROXY STATEMENT-

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PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM GENZYME
OR BIOMATRIX, AS THE CASE MAY BE. REQUESTS TO GENZYME MAY BE DIRECTED TO SALLY CURLEY OR YOU CAN ACCESS DOCUMENTS ON THEIR WEBSITE (www.genzyme.com). REQUESTS TO BIOMATRIX SHOULD BE DIRECTED TO ANNE MARIE FIELDS OR YOU CAN ACCESS DOCUMENTS ON ITS WEBSITE (www.biomatrix.com).
--------------------------------------------------------------------------------



SLIDE:

         PIONEERING BIOSURGERY



SLIDE:

         PIONEERING BIOSURGERY: CONVERGENCE OF MECHANICAL AND BIOLOGICAL APPROACHES

         [TABLE]

                                    /--------------------------/-----------------------------------/
                  Medical           /                          /        Pharmaceuticals            /
MARKETS                             /                          /        Biotechnology              /
                                    /                       Ge /nzyme                              /
                                    /--------------------------/-----------------------------------/
                  Surgical          /                          /                                   /
                                    /  Device                Bi/oSurgery                           /
                                    /                          /                                   /
                                    /--------------------------/-----------------------------------/
                                            Mechanical                 Biological

                                                     PRODUCTS

         CREATING A UNIQUE COMPANY...DEFINING A UNIQUE MARKET



SLIDE:

         BIOSURGERY - SIGNIFICANT IN THREE FIELDS

         -   Orthopedic Surgery
         -   Cardiothoracic Surgery
         -   Neurosurgery

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SLIDE:

         BIOSURGERY RESTS ON TWO DEFINING TECHNOLOGY PLATFORMS

         -    Biomaterials

         -    Cell therapy

         - With opportunities to leverage conventional biotech and pharma technologies:

              - gene therapy
              - proteins
              - small molecules

SLIDE:

         WE PROPOSE TO CREATE A NEW ENTERPRISE:  GENZYME BIOSURGERY

         [CHART]

                  Genzyme Surgical (NASD:GZSP)
                           Pioneer in BioSurgery
                           [Arrow pointing to "Genzyme BioSurgery"]

                  Genzyme Tissue Repair (NASD:GZTR)
                           Leader in Bio-orthopedics
                           [Arrow pointing to "Genzyme BioSurgery"]

                  Biomatrix (NYSE:BXM)
                           Pioneer in viscoelastic medical products
                           [Arrow pointing to "Genzyme BioSurgery"]

         [END CHART]



SLIDE:

         GENZYME BIOSURGERY

         -    Proposed ticker (NASD:GZBX)

         -    35 million shares outstanding

         -    Biomatrix shareholders
              -  $250M+/-cash
              -  47% of new company

         -    Genzyme Tissue Repair shareholders
              -  27% of GZBX

         -    Genzyme Surgical Products shareholders
              -  26% of GZBX

SLIDE:

         GENZYME BIOSURGERY DEFINING LEADER IN THE FIELD

         -   Leadership positions in ORTHOPEDIC and CARDIOTHORACIC surgery

         -   Leading products in CELL THERAPY and BIOMATERIALS

         -   A strong and broad technology base



SLIDE:

         GENZYME BIOSURGERY

         -   Revenue of GREATER THAN $250M

         -   22 products currently on the market

         -   10 products in clinical development

         -   6 manufacturing facilities

         -   1,300 employees

         -   Substantial market capitalization

                   *******************************

This filing contains forward-looking statements, including statements regarding the consummation of the transactions, the creation of a new publicly traded stock, the impact of the transactions on Genzyme Corp.'s, Genzyme Tissue Repair's, Genzyme Surgical Products' and Biomatrix's respective earnings and financial positions, the future growth and success of Genzyme Biosurgery, Genzyme Biosurgery's impact on Genzyme Corp.'s involvement in the bio-orthopedic and cardiothoracic markets, the potential market introduction of new orthopedic and cardiothoracic surgery products, surgical devices and biomaterials, expected revenues based on new products, the sufficiency of the cash and other resources of Genzyme Biosurgery, the tax-free nature of the transaction and the expected allocation of Genzyme Biosurgery common stock. Actual results may differ materially from those indicated depending on many factors including conditions in the financial markets relevant to the proposed transaction, the likelihood of regulatory and other approvals of the transactions, the operational integration associated with the transaction and other risks generally associated with such transactions, the accuracy of information about the biosurgery market, the competitive environment for the biosurgery market, market acceptance of Genzyme Biosurgery's products and services, delays in the production or development of Genzyme Biosurgery's products, the enrollment rate for clinical trials, the ability of Genzyme Biosurgery and/or its partners to manufacture sufficient quantities of products for clinical trials, the ability to successfully complete preclinical and clinical development of products, the actual safety and efficacy of products, the timing and content of submissions to and decisions by the FDA and other regulatory authorities, the continued funding of collaborations and programs by Genzyme Corp., Genzyme Biosurgery and/or their partners and the ability of Genzyme Biosurgery and/or its partners to successfully commercialize products.



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